Exhibit 99.1

X Financial Reports Third Quarter 2022 Unaudited Financial Results

SHENZHEN, China, November 16, 2022 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Total net revenue in the third quarter of 2022 was RMB894.6 million (US$125.8 million), representing a decrease of 7.2% from RMB964.4 million in the same period of 2021.

•	Income from operations in the third quarter of 2022 was RMB300.4 million (US$42.2 million), compared with RMB410.6 million in the same period of 2021.

•	Net income in the third quarter of 2022 was RMB211.7 million (US$29.8 million), compared with RMB267.2 million in the same period of 2021.

•	Non-GAAP[1] adjusted net income in the third quarter of 2022 was RMB231.1 million (US$32.5 million), compared with RMB277.0 million in the same period of 2021.

•	Net income per basic and diluted American depositary share (“ADS”)[2] in the third quarter of 2022 was RMB3.96 (US$0.56) and RMB3.84 (US$0.54), compared with RMB4.80 and RMB4.68, respectively, in the same period of 2021.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the third quarter of 2022 was RMB4.32 (US$0.61) and RMB4.20 (US$0.59), compared with RMB4.98 and RMB4.86, respectively, in the same period of 2021.

Third Quarter 2022 Operational Highlights

•	The total loan amount facilitated and originated[3] in the third quarter of 2022 was RMB19,825 million, representing an increase of 31.4% from RMB15,085 million in the same period of 2021 and an increase of 17.5% from RMB16,879 million in the previous quarter. Xiaoying Credit Loan[4] accounted for 99.6% of the Company's total loan amount facilitated and originated in the third quarter of 2022, compared with 100% in the same period of 2021.

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments and income (loss) from financial investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3 Represents the total amount of loans that X Financial facilitated and originated during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated and originated through our platform, including Xiaoying Card Loan and other unsecured loan products we introduce from time to time.

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•	The total outstanding loan balance[5] as of September 30, 2022 was RMB33,789 million, compared with RMB29,075 million as of June 30, 2022 and RMB24,509 million as of September 30, 2021.

•	The delinquency rate for all outstanding loans[6] that are past due for 31-60 days as of September 30, 2022 was 0.77%, compared with 0.93% as of June 30, 2022 and 0.96% as of September 30, 2021.

•	The number of cumulative borrowers[7] was 9.7 million as of September 30, 2022.

•	Total cumulative registered users reached 78.9 million as of September 30, 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased with our operational and financial results in the third quarter. The loan facilitation amount reached the high end of our previous guidance, asset quality steadily improved, and both top line and bottom line saw sequential growth. Against the macro headwinds such as economic slowdown and consumption softness amid the COVID-19 resurgence, our performance further demonstrates our healthy fundamentals, effective strategic positioning, proven strategy, and strong execution capability.”

“We believe China's consumer and micro and small businesses financing markets still have great potential and we are confident of delivering sustainable growth in the long term. During recent months, we continued to execute our share repurchase program initiated earlier this year. This share repurchase program is aligned with our commitment to enhancing shareholder value and reflects the Board's confidence in the Company's long-term prospects. Our Board further increased our share repurchase program to US$30 million. We believe that our business strategy and execution will continue to further enhance shareholder value in the long term.”

Mr. Kent Li, President of the Company, added, “During the third quarter, our total loan amount facilitated and originated reached about RMB19.8 billion, an increase of 31.4% year-over-year and 17.5% quarter-over-quarter. We continued to improve our asset quality with prudent risk management. On a sequential basis, the delinquency rate for all outstanding loans past due for 31-60 days decreased from 0.93% to 0.77% as of the end of September. In addition, we further expanded our premium borrower base. Our number of active borrowers increased to 1.4 million in the third quarter, a new record in the Company’s history. This expanding premium borrower base has underpinned our quality growth during challenging times and laid a solid foundation for our future development. Moving ahead, we will continue to enhance our risk management and borrower acquisition efforts.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to deliver a steady financial performance in the third quarter. Total net revenue increased by 8.5% quarter-over-quarter to RMB894.6 million, while net income increased by 14.0% quarter-over-quarter to RMB211.7 million. We continued to deepen our collaboration with institutional funding partners to serve diverse personal financing needs and disciplined cost control measures to improve operational efficiency. Despite macro uncertainties ahead, we believe we are well positioned in the market with our trusted brand, strong technology and underlying earnings strength. We will strike a balance to drive long term growth and increase shareholder value through sound capital allocation strategy."

5 Represents the total amount of loans outstanding for loans X Financial facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing loan delinquent for more than 60 days in the outstanding loan balance.

6 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of September 30, 2021, June 30, 2022 and September 30, 2022 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

7 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

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Third Quarter 2022 Financial Results

Total net revenue in the third quarter of 2022 decreased by 7.2% to RMB894.6 million (US$125.8 million) from RMB964.4 million in the same period of 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated and originated this quarter compared with the same period of 2021.

Loan facilitation service fees in the third quarter of 2022 decreased by 25.2% to RMB502.0 million (US$70.6 million) from RMB670.9 million in the same period of 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated this quarter compared with the same period of 2021.

Post-origination service fees in the third quarter of 2022 increased by 8.6% to RMB96.0 million (US$13.5 million) from RMB88.4 million in the same period of 2021, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the third quarter of 2022 increased by 46.0% to RMB251.6 million (US$35.4 million) from RMB172.3 million in the same period of 2021, primarily due to an increase in average loan balances compared with the same period of 2021.

Other revenue in the third quarter of 2022 increased by 37.7% to RMB45.0 million (US$6.3 million), compared with RMB32.7 million in the same period of 2021, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the third quarter of 2022 increased by 11.7% to RMB540.5 million (US$76.0 million) from RMB483.8 million in the same period of 2021, primarily due to the following factors: (i) an increase in commission fees resulting from the increase in the total loan amount facilitated and originated this quarter, (ii) an increase in interest expenses as a result of the increase in payable to institutional funding partners, and (iii) partially offset by a decrease in insurance fee paid to insurance company.

Reversal of provision for accounts receivable and contract assets in the third quarter of 2022 was RMB4.4 million (US$0.6 million), compared with provision for accounts receivable and contract assets of RMB15.2 million in the same period of 2021, primarily due to a decrease in the average estimated default rate compared with the same period of 2021.

Provision for loans receivable in the third quarter of 2022 was RMB17.2 million (US$2.4 million), compared with RMB10.2 million in the same period of 2021, primarily due to an increase in loans receivable held by the Company as a result of the increase in the total loan amount facilitated and originated this quarter compared with the same period of 2021, and partially offset by a decrease in the average estimated default rate compared with the same period of 2021.

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Income from operations in the third quarter of 2022 was RMB300.4 million (US$42.2 million), compared with RMB410.6 million in the same period of 2021.

Income before income taxes and loss from equity in affiliates in the third quarter of 2022 was RMB302.9 million (US$42.6 million), compared with income before income taxes and gain from equity in affiliates of RMB385.2 million in the same period of 2021.

Income tax expense in the third quarter of 2022 was RMB91.1 million (US$12.8 million), compared with RMB119.5 million in the same period of 2021.

Net income in the third quarter of 2022 was RMB211.7 million (US$29.8 million), compared with RMB267.2 million in the same period of 2021.

Non-GAAP adjusted net income in the third quarter of 2022 was RMB231.1 million (US$32.5 million), compared with RMB277.0 million in the same period of 2021.

Net income per basic and diluted ADS in the third quarter of 2022 was RMB3.96 (US$0.56), and RMB3.84 (US$0.54), compared with RMB4.80 and RMB4.68, respectively, in the same period of 2021.

Non-GAAP adjusted net income per basic and diluted ADS in the third quarter of 2022 was RMB4.32 (US$0.61), and RMB4.20 (US$0.59), compared with RMB4.98 and RMB4.86 respectively, in the same period of 2021.

Cash and cash equivalents was RMB653.7 million (US$91.9 million) as of September 30, 2022, compared with RMB702.9 million as of June 30, 2022.

Share Repurchase Plan

On September 30, 2022, the Company announced that its board of directors authorized an increase in its share repurchase program to US$20 million from US$15 million, effective through September 2023. As of the date of this announcement, the Company had repurchased an aggregate of 218,178 ADSs and 38,088,855 Class A ordinary shares for a total consideration of US$18.1 million.

On November 16, 2022, the Company announced that its board of directors has authorized to further increase its share repurchase program to US$30 million. The share repurchase program will remain effective through September 2023.

Business Outlook

For the fourth quarter of 2022, the Company expects the total loan amount facilitated and originated to be between RMB19.5 billion and RMB21.0 billion. For the full year of 2022, the Company expects the total loan amount facilitated and originated to be between RMB71.5 billion and RMB73.0 billion. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

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Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 17, 2022 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 24, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	3350951

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes income (loss) from financial investments, impairment losses on financial investments and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

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For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2021	As of September 30, 2022	As of September 30, 2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	584,762	653,722	91,899
Restricted cash	407,276	468,348	65,839
Accounts receivable and contract assets, net	747,480	922,239	129,646
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	2,484,073	3,751,936	527,439
Loans at fair value	389,679	205,646	28,909
Deposits to institutional cooperators, net	1,500,407	1,631,129	229,300
Prepaid expenses and other current assets, net	213,127	69,543	9,780
Financial guarantee derivative	11,817	-	-
Deferred tax assets, net	274,869	121,287	17,050
Long-term investments	560,038	566,687	79,664
Property and equipment, net	6,188	5,334	750
Intangible assets, net	36,817	37,150	5,222
Loan receivable from Xiaoying Housing Loans, net	12,083	10,061	1,414
Financial investments	82,844	167,099	23,490
Other non-current assets	31,277	62,736	8,819
TOTAL ASSETS	7,342,737	8,672,917	1,219,221

LIABILITIES
Payable to investors at fair value	462,714	250,635	35,234
Payable to institutional funding partners	1,487,379	2,509,891	352,835
Financial guarantee derivative	565,953	319,489	44,913
Short-term borrowings	166,500	90,209	12,681
Accrued payroll and welfare	44,605	47,054	6,615
Other tax payable	219,544	245,500	34,512
Income tax payable	117,148	248,859	34,984
Deposit payable to channel cooperators	21,012	20,100	2,826
Accrued expenses and other current liabilities	268,967	360,344	50,656
Other non-current liabilities	12,019	48,192	6,775
Deferred tax liabilities	-	2,405	338
TOTAL LIABILITIES	3,365,841	4,142,678	582,369

Commitments and Contingencies
Equity:
Common shares	207	207	29
Treasury stock	-	(95,865)	(13,476)
Additional paid-in capital	3,159,523	3,201,238	450,023
Retained earnings	810,856	1,348,212	189,529
Other comprehensive income	6,310	76,447	10,747
Total X Financial shareholders' equity	3,976,896	4,530,239	636,852
Non-controlling interests	-	-	-
TOTAL EQUITY	3,976,896	4,530,239	636,852

TOTAL LIABILITIES AND EQUITY	7,342,737	8,672,917	1,219,221

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	670,885	501,972	70,566	2,057,818	1,482,206	208,365
Post-origination service	88,420	96,026	13,499	220,823	265,673	37,348
Financing income	172,349	251,607	35,370	452,808	717,638	100,884
Other revenue	32,697	45,012	6,328	71,618	141,791	19,933
Total net revenue	964,351	894,617	125,763	2,803,067	2,607,308	366,530

Operating costs and expenses:
Origination and servicing	483,833	540,451	75,975	1,577,209	1,538,011	216,210
General and administrative	39,081	42,590	5,987	125,652	129,078	18,145
Sales and marketing	5,440	3,726	524	15,512	12,952	1,821
(Reversal of) provision for accounts receivable and contract assets	15,237	(4,385)	(616)	57,719	47,386	6,661
Provision for loans receivable	10,199	17,216	2,420	35,695	83,180	11,693
Reversal of provision for contingent guarantee liabilities	-	-	-	(24)	(14,000)	(1,968)
(Reversal of) provision for credit losses on deposits to institutional cooperators	392	(5,407)	(760)	(7,782)	3,127	440
Reversal of provision for credit losses for other financial assets	(382)	-	-	(382)	(765)	(108)
Total operating costs and expenses	553,800	594,191	83,530	1,803,599	1,798,969	252,894

Income from operations	410,551	300,426	42,233	999,468	808,339	113,636
Interest income, net	6,382	643	90	15,990	3,359	472
Foreign exchange gain (loss)	(954)	(13,991)	(1,967)	1,240	(26,137)	(3,674)
Impairment losses on financial investments	-	(8,875)	(1,248)	-	(8,875)	(1,248)
Income (loss) from financial investments	-	1,823	256	-	(7,802)	(1,097)
Fair value adjustments related to Consolidated Trusts	7,570	(4,886)	(687)	(108)	(6,377)	(896)
Change in fair value of financial guarantee derivative	(48,042)	21,649	3,043	(143,658)	46,274	6,505
Other income, net	9,644	6,106	858	16,745	32,134	4,517

Income before income taxes and gain (loss) from equity in affiliates	385,151	302,895	42,578	889,677	840,915	118,215

Income tax expense	(119,458)	(91,104)	(12,807)	(214,566)	(314,380)	(44,195)
Gain (loss) from equity in affiliates, net of tax	1,548	(67)	(9)	4,775	10,821	1,521
Net income	267,241	211,724	29,762	679,886	537,356	75,541
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	267,241	211,724	29,762	679,886	537,356	75,541

Net income	267,241	211,724	29,762	679,886	537,356	75,541
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	-	96	13	-	166	23
Foreign currency translation adjustments	1,957	37,254	5,237	(4,515)	69,971	9,836
Comprehensive income	269,198	249,074	35,012	675,371	607,493	85,400
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	269,198	249,074	35,012	675,371	607,493	85,400

Net income per share—basic	0.80	0.66	0.09	2.06	1.64	0.23
Net income per share—diluted	0.78	0.64	0.09	2.00	1.60	0.22

Net income per ADS—basic	4.80	3.96	0.56	12.36	9.84	1.38
Net income per ADS—diluted	4.68	3.84	0.54	12.00	9.60	1.35

Weighted average number of ordinary shares outstanding—basic	332,503,053	321,742,209	321,742,209	329,347,604	328,467,902	328,467,902
Weighted average number of ordinary shares outstanding—diluted	342,343,280	328,981,034	328,981,034	339,187,831	335,706,728	335,706,728

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	267,241	211,724	29,762	679,886	537,356	75,541
Less: Impairment losses on financial investments (net of tax of nil)	-	(8,875)	(1,248)	-	(8,875)	(1,248)
Less: Income (loss) from financial investments (net of tax of nil)	-	1,823	256	-	(7,802)	(1,097)
Add: Share-based compensation expenses (net of tax of nil)	9,719	12,349	1,736	51,006	41,686	5,860
Non-GAAP adjusted net income	276,960	231,125	32,490	730,892	595,719	83,746

Non-GAAP adjusted net income per share—basic	0.83	0.72	0.10	2.22	1.81	0.25
Non-GAAP adjusted net income per share—diluted	0.81	0.70	0.10	2.15	1.77	0.25

Non-GAAP adjusted net income per ADS—basic	4.98	4.32	0.61	13.32	10.86	1.53
Non-GAAP adjusted net income per ADS—diluted	4.86	4.20	0.59	12.90	10.62	1.49

Weighted average number of ordinary shares outstanding—basic	332,503,053	321,742,209	321,742,209	329,347,604	328,467,902	328,467,902
Weighted average number of ordinary shares outstanding—diluted	342,343,280	328,981,034	328,981,034	339,187,831	335,706,728	335,706,728